FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/15/2026

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing the revision of Ternium’s 2025 dividend proposal in response to global uncertainty.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: April 15, 2026

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Revision of Ternium’s 2025 Dividend Proposal in Response to Global Uncertainty

Luxembourg, April 15, 2026 – Ternium S.A. (NYSE: TX) today announced that its Board of Directors has revised its dividend proposal for fiscal year 2025, lowering the recommended payout to $2.20 per ADS ($0.22 per share), or $432 million, from the previously announced $2.70 per ADS. The annual dividend includes the interim dividend of $0.90 per ADS ($0.09 per share), or $177 million, paid in the fourth quarter of 2025.

Although the company maintains its outlook for a sequential increase in adjusted EBITDA in the first quarter of 2026 and expects further improvements in the second quarter, the Board of Directors has determined that implementing measures to reinforce the company’s balance sheet is a prudent course of action in the current environment. This decision reflects caution amid ongoing uncertainties regarding the potential impact in the global economy of the conflict in the Middle East.

If the Board of Directors’ proposal is approved at the shareholders’ meeting to be held on May 12, 2026, a net dividend of $1.30 per ADS ($0.13 per share), or $255 million, will be paid on May 15, 2026, with record date on May 14, 2026.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.